FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Board of Directors

The Board of Directors of HSBC Holdings (the 'Board') exists to promote the long-term success of the Company and deliver sustainable value to our shareholders. Led by the Group Chairman, it sets the strategy and risk appetite for the Group and approves capital and operating plans presented by management for the achievement of the strategic objectives. Implementation of the strategy is delegated to the Group Management Board ('GMB') which, in turn, is led by the Group Chief Executive.

Directors

HSBC Holdings has a unitary Board. The authority of the Directors is exercised in Board meetings where the Board acts collectively. The Directors who served during the year were Safra Catz, Laura Cha, Marvin Cheung, Jim Comey (appointed 4 March 2013 and retired 4 September 2013), John Coombe, Sir Jonathan Evans (appointed 6 August 2013), Joachim Faber, Rona Fairhead, Renato Fassbind (appointed 1 January 2013), Douglas Flint, Stuart Gulliver, James Hughes-Hallett, Sam Laidlaw, John Lipsky, Rachel Lomax, Iain Mackay, Sir Simon Robertson and John Thornton (retired 24 May 2013).

Marc Moses, Group Chief Risk Officer, was appointed a Director with effect from 1 January 2014.

At the time of approval of the Annual Report and Accounts 2013 on 24 February 2014, the Board comprised the Group Chairman, Group Chief Executive, Group Finance Director, Group Chief Risk Officer and 13 non-executive Directors. Kathleen Casey has been appointed a non-executive Director with effect from 1 March 2014.

The names and brief biographical details of the Directors are included on pages 330 to 335.

Executive Directors

The Group Chairman, Group Chief Executive, Group Finance Director and Group Chief Risk Officer are HSBC employees.

Non-executive Directors

Non-executive Directors are not HSBC employees and do not participate in the daily management of HSBC; they bring an independent perspective, constructively challenge and help develop proposals on strategy, scrutinise the performance of management in meeting agreed goals and objectives and monitor the Group's risk profile and the reporting of performance. The non-executive Directors bring a wide variety of experience from the public and private sectors, including the leadership of large complex multinational enterprises.

Non-executive Directors' terms of appointment

The Board has determined the time commitment expected of non-executive Directors to be 30 to 36 days per annum. Time devoted to the Company could be considerably more, particularly if serving on Board committees.

Non-executive Directors are appointed for an initial three-year term and, subject to re-election by shareholders at Annual General Meetings, are typically expected to serve two three-year terms. The Board may invite a director to serve additional periods. All Directors are subject to annual election by shareholders.

Letters setting out the terms of appointment of each of the non-executive Directors, including the time commitment expected of each of them, are available for inspection at 8 Canada Square, London E14 5HQ and will be made available for 15 minutes before the Annual General Meeting and during the meeting itself.

Group Chairman and Group Chief Executive

The roles of Group Chairman and Group Chief Executive are separate and a clear division of responsibilities has been approved by the Board to distinguish between the running of the Board and the executive responsibility for running HSBC's business. Descriptions of the roles and responsibilities of the Group Chairman and the Group Chief Executive are available at www.hsbc.com/investor-relations/governance/ board-committees. Their key responsibilities are set out below.

Key responsibilities

Group Chairman - Douglas Flint
• Leads the Board and ensures its effectiveness.
• Develops relationships with governments, regulators and investors.
• Leads the Group's interactions on matters of public policy and regulatory reform with regard to the banking and financial services industry.
• Maintains corporate reputation and character.
• Undertakes performance management of the Group Chief Executive.

Group Chief Executive - Stuart Gulliver
• Develops, and delivers performance against, business plans.
• Develops Group strategy, in agreement with the Group Chairman, for recommendation to the Board.
• As Chairman of the GMB, drives performance within strategic goals and commercial objectives agreed by the Board.

Deputy Chairman and senior independent non-executive Director

A description of the roles and responsibilities of the Deputy Chairman and senior independent non-executive Director, which has been approved by the Board, is available at http://www.hsbc.com/ investor-relations/governance/board-committees. His key responsibilities are set out below.

Key responsibilities

Deputy Chairman and senior independent non-executive Director - Sir Simon Robertson
• Deputises for the Group Chairman at meetings of the Board or shareholders.
• Supports the Group Chairman in his role.
• Acts as an intermediary for other non-executive Directors when necessary.
• Leads the non-executive Directors in the oversight of the Group Chairman.
• Ensures there is a clear division of responsibility between the Group Chairman and Group Chief Executive.
• Is available to shareholders should they have concerns which contact through the normal channels cannot resolve or for which such contact would be inappropriate.

Appointment, retirement and re-election of Directors

The Board may at any time appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, but the total number of Directors shall not exceed twenty-five. Any Director so appointed by the Board shall retire at the Annual General Meeting following his or her appointment and shall be eligible for election but would not be taken into account in determining the number of Directors who are to retire by rotation at such meeting in accordance with the Articles of Association. The Board may appoint any Director to hold any employment or executive office and may revoke or terminate any such appointment. Shareholders may, by ordinary resolution, appoint a person a Director or remove any Director before the expiration of his period of office. On the recommendation of the Nomination Committee and in compliance with provision B.7.1 of the UK Corporate Governance Code, the Board has decided that all of the Directors should be subject to annual re-election by shareholders. Accordingly, all of the Directors will retire at the forthcoming Annual General Meeting and offer themselves for election or re-election, with the exception of John Coombe and James Hughes-Hallett who will retire and will not offer themselves for re-election. Each of the executive Directors is employed, on a rolling contract which requires 12 months' notice to be given by either party. None of the non-executive Directors has a service contract with HSBC.

Powers of the Board

The Board is responsible for overseeing the management of HSBC globally and, in so doing, may exercise its powers, subject to any relevant laws and regulations and to the Articles. The Board has adopted terms of reference which are available at www.hsbc.com/1/2/about/board-of-directors. The Board reviews its terms of reference annually.

In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property or assets (present or future) of HSBC Holdings and may also exercise any of the powers conferred on it by the Companies Act 2006 and/or by shareholders. The Board is able to delegate and confer on an executive Director any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fits. In addition, the Board may establish any local or divisional boards or agencies for managing the business of HSBC Holdings in any specified locality and delegate and confer on any local or divisional board, manager or agent so appointed any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit. The Board may also, by power of attorney or otherwise, appoint any person or persons to be the agent of HSBC Holdings and may delegate to any such person or persons any of its powers, authorities and discretions (including the power to sub-delegate) for such time and on such terms as it thinks fit.

The Board delegates the day to day management of HSBC Holdings to the GMB but reserves to itself approval of certain matters including operating plans, risk appetite and performance targets, procedures for monitoring and controlling operations, credit, market risk limits, acquisitions, disposals, investments, capital expenditure or realisation or creation of a new venture, specified senior appointments and any substantial change in balance sheet management policy.

HSBC Holdings was registered in Hong Kong under part XI of the Companies Ordinance on 17 January 1991.

Board meetings

Seven Board meetings and two one-day strategy meetings were held in 2013. At least one Board meeting each year is held in a key strategic location outside the UK. During 2013, Board meetings were held in Hong Kong and Washington DC.

The table below shows each Director's attendance at meetings of the Board held while he or she was a Director during 2013.

During 2013, the non-executive Directors and the Group Chairman met once without the other executive Directors. The non-executive Directors also met four times without the Group Chairman, including to appraise the Group Chairman's performance.

Board attendance record

	Meetings attended	Meetings eligible to attend as a Director

Safra Catz ..........................	7	7
Laura Cha ..........................	7	7
Marvin Cheung ..................	7	7
Jim Comey1,2 .....................	2	3
John Coombe .....................	7	7
Sir Jonathan Evans2,3 .........	2	2
Joachim Faber ....................	7	7
Rona Fairhead ....................	7	7
Renato Fassbind4.................	7	7
Douglas Flint.......................	7	7
Stuart Gulliver.....................	7	7
James Hughes-Hallett .........	7	7
Sam Laidlaw........................	7	7
John Lipsky........................	7	7
Rachel Lomax ....................	7	7
Iain Mackay .......................	7	7
Sir Simon Robertson ...........	7	7
John Thornton5 .................	3	4

Meetings held in 2013 ....	7

1 Appointed a Director on 4 March 2013 and retired on 4 September 2013.
2 Also attended one meeting by invitation before becoming a Director.
3 Appointed a Director on 6 August 2013.
4 Appointed a Director on 1 January 2013.
5 Retired as a Director on 24 May 2013.

Attendance of committee meetings to discharge specific business

Eleven meetings of committees of the Board appointed to discharge specific business were held during 2013. The Directors who attended these meetings are shown in the table below.

Attendance at committee meetings

Meetings Attended

Executive Directors
Douglas Flint..........................................	11
Stuart Gulliver........................................	8
Iain Mackay ..........................................	7

Non-executive Directors
Safra Catz .............................................	2
Marvin Cheung .....................................	2
Jim Comey ............................................	1
John Coombe ........................................	3
Joachim Faber .......................................	2
Rona Fairhead .......................................	1
Renato Fassbind.....................................	2
James Hughes-Hallett ............................	1
John Lipsky...........................................	2
Rachel Lomax .......................................	1
Sir Simon Robertson ..............................	2

Board balance and independence of Directors

The Board comprises a majority of independent non-executive Directors to ensure that no individual or small group can dominate its decision making. The size of the Board is considered to be appropriate given the complexity and geographical spread of our business and the significant time demands placed on the Directors.

The Nomination Committee regularly reviews the structure, size and composition of the Board (including skills, knowledge, experience, independence and diversity) and makes recommendations to the Board with regard to any changes.

The Board has adopted a policy on Board diversity which is consistent with the Group's strategic focus on ethnicity, age and gender diversity for the employee base. Further information on the Board diversity policy can be found on page 362.

The Board considers all of the non-executive Directors to be independent. Rona Fairhead has served on the Board for more than nine years and, in that respect only, does not meet the usual criteria for independence set out in the UK Corporate Governance Code. She will stand for re-election at the 2014 Annual General Meeting. The Board has determined Rona Fairhead to be independent in character and judgement, notwithstanding her length of service, taking into account her continuing level of constructive challenge of management and strong contribution to Board discussions. The Board will continue to consider Rona Fairhead's independence annually.

When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her election by shareholders following their appointment as a Director of HSBC Holdings. The experience of previous service on an HSBC subsidiary company board can be a considerable benefit and does not detract from a Director's independence. In reaching its determination of each non-executive Director's independence, the Board has concluded that there are no relationships or circumstances which are likely to affect a Director's judgement and any relationships or circumstances which could appear to do so were considered not to be material.

In accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, each non-executive Director determined by the Board to be independent has provided an annual confirmation of his or her independence to HSBC Holdings.

Information and support

The Board regularly reviews reports on performance against financial and other strategic objectives, business developments and investor and external relations. The chairmen of Board committees and the Group Chief Executive report to each meeting of the Board on the activities of the committees since the previous Board meeting. The Board receives regular reports and presentations on strategy and developments in the global businesses and principal geographical areas. Regular reports are also provided on the Group's risk appetite, top and emerging risks, risk management, credit exposures and the Group's loan portfolio, asset and liability management, liquidity, litigation, compliance and reputational issues.

The Directors have free and open contact with management at all levels. When attending Board offsite meetings and when travelling for other reasons, non-executive Directors are encouraged to take opportunities to see business operations at first hand and to meet management.

Non-executive Directors have an open invitation to attend meetings of the GMB to further enhance their understanding and awareness of our businesses and the senior leadership team.

Role of the Group Company Secretary

All Directors have access to the advice and services of the Group Company Secretary, who is responsible to the Board for ensuring that Board procedures and all applicable rules and regulations are complied with.

Under the direction of the Group Chairman, the Group Company Secretary's responsibilities include ensuring good information flows within the Board and its committees and between senior management and non-executive Directors, as well as facilitating induction and assisting with professional development as required.

The Group Company Secretary is responsible for advising the Board through the Group Chairman on corporate governance matters.

The agenda and supporting papers are distributed in advance of all Board and Board committee meetings to allow time for appropriate review and to facilitate full discussion at the meetings. All Directors have full and timely access to all relevant information and may take independent professional advice if necessary at the Company's expense.

Induction

Full, formal and tailored induction programmes, with particular emphasis on risk management and internal controls systems, are arranged for newly appointed Directors. The programmes consist of a series of meetings with other Directors and senior executives to enable new Directors to familiarise themselves with the business. Directors also receive comprehensive guidance from the Group Company Secretary on directors' duties and liabilities. As part of their induction, the Group Company Secretary will develop a programme based on an individual Director's needs. Induction programmes are also arranged for newly appointed members of committees.

Training and development

Focused in-house training sessions are arranged in conjunction with scheduled Board meetings. Directors attended Board and strategy meetings in 2013 at which briefings on the following topics were given:

• RBWM strategy and business update1
• GB&M strategy and business update1
• GPB strategy and business update1
• CMB strategy and business update1
• Information technology1
• Macroeconomic outlook
• Regulatory development
• Global geopolitics
• Recommendations from the Independent Commission of Banking1
• Central Clearing Counterparties and Collateral Management1
• Financial intelligence systems1
• Shanghai free trade zone1
• Balance Sheet Management1
• Industry outlook1

Except:
1 Jim Comey was not a Director at the time of the briefings.

A number of Directors attended a forum for chairmen of HSBC Group audit and risk committees, which included briefings on the following topics:

• cyber security;
• the changing financial and regulatory reporting landscape;
• developments in regulatory capital requirements; and
• technical accounting issues

A number of Directors attended a forum for HSBC Group non-executive Directors, which included briefings on the following topics:

• US strategy;
• Mexico strategy;
• public policy and financial crime;
• international co-operation against tax evasion; and
• regulatory expectations.

Executive Directors

In the performance of their roles as Group Chairman, Group Chief Executive and Group Finance Director, respectively, Douglas Flint, Stuart Gulliver and Iain Mackay develop and refresh their skills and knowledge of the Group's businesses and operations through day-to-day interactions and briefings with senior management of the Group's businesses and functions; and presenting on the Group's businesses to investors and analysts. They remain abreast of developments affecting the financial services sector, and banking in particular, by representing HSBC's interests at conferences, advisory groups and other events and meetings with regulators and other authorities. During 2013, this included the activities set out below:

Douglas Flint

Chaired meetings of and gave key note speeches to the International Institute of Finance. Participated in panel discussions and gave key note speeches on economic growth and financial regulation at a number of leading events including the Eurofi High Level Seminar, Asian Leadership Conference, 43rd St. Gallen Symposium and The Salzburg Global Seminar. Attended and participated in panel discussions at the World Economic Forum in Davos. Attended the Global Investment Conference with representatives of the UK Government to discuss how the UK can pursue global growth. Hosted the annual forum for HSBC Group non-executive Directors. Attended regulatory meetings with the PRA and FCA.

Stuart Gulliver

Participated in a panel discussion at the Singapore Summit, on China in transition. Participated in the China Banking Regulatory Commission's International Advisory Council on changes in the international banking environment, influence on regulation, banking services for the real economy, financial support for small and medium-sized enterprises and consumer protection and education. Attended regulatory meetings with the PRA and FCA and the Federal Reserve Bank of Chicago. Chaired the Group's update for investors in London.

Iain Mackay

Spoke at a conference sponsored by Bank of America Merrill Lynch on making finance work in a higher capital world and the European Conference run by UBS for policymakers and industry experts to share insights into the crucial issues affecting the global economy. Chaired meetings of the European Chief Financial Officers network. Attended regulatory meetings with the PRA and FCA and the Hong Kong Monetary Authority. Presented at the Group's update for investors in London and hosted regular meetings with investors in the UK, the rest of Europe, US and Hong Kong. Participated in the annual forum for the chairmen of HSBC Group audit and risk committees.

Non-executive Directors

A personalised approach to training and development of non-executive Directors is applied. Non-executive Directors are given opportunities to update and develop their skills and knowledge through briefings by senior executives and externally run seminars. Non-executive Directors have access to internal training and development resources. Development plans and records of training and development activities are maintained by the Group Company Secretary to facilitate the Group Chairman's annual review of each non-executive Director.

In addition to the briefings given at Board meetings of HSBC Holdings, the following non-executive Directors undertook bespoke training sessions and other activities, including attending Board and committee meetings at which briefings were given during 2013 to develop and refresh their knowledge and skills as set out below:

Safra Catz

Attended a briefing on HSBC's IT strategy, risk and governance framework which was given at a meeting of the Group Risk Committee. Attended regulatory meetings with the PRA and FCA.

Laura Cha

Gave keynote speeches on financial services at a number of Hong Kong institutions. Participated in the Bloomberg 20th Anniversary panel discussion on women and the economy in Hong Kong. Attended meetings of the Corporate Sustainability Committee at which briefings were given on sustainability in HSBC's operations in Europe and Asia. As a director and Vice Chairman of The Hongkong and Shanghai Banking Corporation attended bespoke briefings or board meetings at which briefings were given on: specific aspects of the Group's operations in Hong Kong, Singapore, India and other countries in Asia Pacific; the four global businesses; IT and operations (including real estate issues and the organisational effectiveness programme); finance and risk-related issues (including Basel III, FATCA, stress testing and recovery and resolution planning); and succession planning.

Marvin Cheung

Attended events for independent non-executive directors organised by KPMG. As a director of Hang Seng Bank attended bespoke briefings on the statutory obligation to disclose inside information and disclosure of interests. Attended meetings of the Group Audit Committee at which briefings were given on developments in regulatory and accounting requirements and the regulatory environment.

John Coombe

Attended events for non-executive directors run by Tapestry Networks and by Ernst & Young on emerging issues in financial services. Participated in a meeting of audit committee chairmen with the PRA and Bank of England to discuss emerging issues. Attended regulatory meetings with the PRA and FCA. Attended meetings of Board committees at which briefings were given on: developments in regulatory and accounting requirements; the regulatory environment; the risk control frameworks for the global businesses; Group recovery and resolution planning; risk modelling; stress testing; risk data aggregation; competition law; the remuneration-related aspects of CRD IV; the Parliamentary Commission on Banking Standards report; and the remuneration reporting regulations issued by the Department for Business, Innovation and Skills. Co-chaired the annual forum for the chairmen of HSBC Group audit and risk committees. Participated in the annual forum for HSBC Group non-executive Directors.

Sir Jonathan Evans

Attended a regulatory meeting with the FCA. Undertook a personal induction programme comprising bespoke briefings on the four global businesses; the Group's regional operations; the structure and responsibilities of a number of the Group's global functions, including: Strategy and Planning; Corporate Sustainability; Risk (including Regulatory and Financial Crime Compliance, security and fraud risk, financial intelligence and client intelligence); Finance; Legal; IT and operations; Human Resources; Internal Audit and corporate governance (including Directors' duties and obligations, HSBC's governance structure, Global Standards and Business Principles, international corporate governance codes and listing obligations).

Joachim Faber

Attended and spoke at conferences on corporate governance. As a member of the German Corporate Governance Codex Commission received regular briefings on corporate governance. Attended a regulatory meeting with the PRA and FCA. Regular interactions with, and receipt of briefings from, the Group Chief Risk Officer. Attended meetings of the Group Risk Committee at which briefings were given on: the risk control frameworks for the global businesses; Group recovery and resolution planning; risk modelling; stress testing; risk data aggregation and competition law.

Rona Fairhead

Attended a regulatory meeting with the FCA. As Chairman of the Financial System Vulnerabilities Committee received a bespoke overview of the US business including strategy, CMB, compliance (including anti-money laundering, Bank Secrecy Act, country risk rating and assessment). Attended meetings of the Group Risk Committee at which briefings were given on: the risk control frameworks for CMB and GPB; risk modelling and stress testing. Co-chaired the annual forum for the chairmen of HSBC Group audit and risk committees. Participated in the annual forum for HSBC Group non-executive Directors.

Renato Fassbind

Attended an event for non-executive directors run by Tapestry Networks. Received bespoke briefings on internal audit issues and RBWM. Attended meetings of committees of the Board at which briefings were given on: developments in regulatory and accounting requirements; the regulatory environment; the remuneration-related aspects of CRD IV; the Parliamentary Commission on Banking Standards report; and the remuneration reporting regulations issued by the Department for Business, Innovation and Skills. Participated in the annual forum for HSBC Group non-executive Directors.

James Hughes-Hallett

Attended meetings of the Corporate Sustainability Committee at which briefings were given on sustainability in HSBC's operations in Europe and Asia.

Sam Laidlaw

Attended a regulatory meeting with the PRA and FCA. Attended meetings of the Group Remuneration Committee at which briefings were given on the remuneration-related aspects of CRD IV, the Parliamentary Commission on Banking Standards report and the remuneration reporting regulations issued by the Department for Business, Innovation and Skills.

John Lipsky

Attended and participated in panel discussions at the World Economic Forum in Davos, the European Commission conference in Brussels on competitiveness, structural reform and growth in an international context and the HSBC conference in Brussels on European trade and investment as engines of growth. Attended the annual meeting of the International Monetary Fund. Received a bespoke briefing on the UK economy. Attended meetings of the Group Risk Committee at which briefings were given on: the risk control frameworks for the global businesses; Group recovery and resolution planning; risk meetings; stress testing; risk data aggregation; and competition law. Participated in the annual forum for HSBC Group non-executive Directors.

Rachel Lomax

Attended an event for non-executive Directors run by Tapestry Networks. Attended conferences run by the Ditchley Foundation and the Ditchley Canadian Foundation on European developments and the regulatory aftermath of the financial crisis, respectively. Attended regulatory meetings with the PRA and the FCA. Undertook a site visit and received bespoke briefings giving an overview of the Group's US business. Attended meetings of committees of the Board at which briefings were given on: the regulatory environment and developments in regulatory and accounting requirements; the risk control frameworks for the global businesses; Group recovery and resolution planning; risk modelling; stress testing; risk data aggregation; and competition law. Participated in the annual fora for the chairmen of HSBC Group audit and risk committees and for HSBC Group non-executive Directors.

Sir Simon Robertson

Attended regulatory meetings with the PRA and FCA and the Federal Reserve Board. Develops and refreshes knowledge of the Group's businesses and operations through regular interactions with, and receipt of briefings from, the Group Chairman and Group Chief Executive as well as other senior executives including the Heads of Financial Crime Compliance and Global Banking and Markets. Attended meetings of the Group Remuneration Committee at which briefings were given on the remuneration-related aspects of CRD IV, the Parliamentary Commission on Banking Standards report and the remuneration reporting regulations issued by the Department for Business, Innovation and Skills. Participated in the annual fora for the chairmen of HSBC Group audit and risk committees and for HSBC Group non-executive Directors.

Performance evaluation

The Board strongly supports the principle of regular evaluation of its own effectiveness and that of its committees and individual Directors. A routine externally facilitated process brings with it added rigour. In October 2013, Bvalco Ltd1 was commissioned for a second year to facilitate and report on the review of effectiveness of the Board, in particular building upon the review undertaken in 2012. The review considered the level and nature of debate at Board meetings, engagement between non-executive Directors and executive management, the relationship and information flows between subsidiaries and the Board and progress made against the actions identified and agreed since the review undertaken in 2012. Bvalco's report was prepared following interviews with Directors and senior members of management and a review of relevant documents.

Bvalco presented their report at a full meeting of the Board. It concluded that the Board is operating effectively with a number of important strengths and that significant progress had been made during 2013 to address recommendations made by Bvalco in its 2012 review of the Board's effectiveness and which were agreed with the Board as part of its annual performance evaluation. This process also enables additional feedback to be provided for the annual evaluation of the effectiveness of the principal Board committees.

Evaluation of the individual performance of each non-executive Director is undertaken annually by the Group Chairman. During this evaluation, the Group Chairman discusses the individual contribution of the Director, explores training and development needs, seeks input on areas where the Director feels he or she could make a greater contribution and discusses whether the time commitment required of the Director can continue to be delivered. Based upon their individual evaluation, the Group Chairman has confirmed that all of the non-executive Directors continue to perform effectively, contribute positively to the governance of HSBC and demonstrate full commitment to their roles.

Evaluation of the individual performance of each executive director is undertaken as part of the performance management process for all employees, the results of which are considered by the Group Remuneration Committee when determining variable pay awards each year.

The non-executive Directors, led by the Deputy Chairman and senior independent non-executive Director, are responsible for the evaluation of the performance of the Group Chairman.

The Board will monitor the implementation of actions arising from its 2013 performance evaluation.

It is the intention of the Board to continue to undertake an evaluation of its performance and that of its committees and individual Directors annually, with independent external input to the process, as appropriate, at least every third year.

1 A legal firm which is engaged from time to time by the Company to provide legal services holds a 20% shareholding in Bvalco Ltd. Bvalco Ltd has confirmed that it does not have any other connection with the Company.

Relations with shareholders

All Directors are encouraged to develop an understanding of the views of major shareholders. Non-executive Directors are invited to attend analyst presentations and other meetings with institutional investors and their representative bodies. Directors also meet representatives of institutional shareholders annually to discuss corporate governance matters.

All executive Directors and certain other senior executives hold regular meetings with institutional investors. The Board receives a regular investor relations activity report which provides feedback from meetings with institutional shareholders and brokers, analysts' forecasts, information from research reports and share price performance data. Twice each year the Board also receives a report from one of our corporate brokers.

The Group's shareholder communication policy is available on www.hsbc.com.

On several occasions during 2013, non-executive Directors, including the Deputy Chairman and senior independent non-executive Director, met or corresponded with institutional investors and their representatives to discuss corporate governance and executive remuneration.

As Deputy Chairman and senior independent non-executive Director, Sir Simon Robertson is available to shareholders should they have concerns which contact through the normal channels of Group Chairman, Group Chief Executive, Group Finance Director, Group Chief Risk Officer, or other executives cannot resolve or for which such contact would be inappropriate. He may be contacted through the Group Company Secretary at 8 Canada Square, London E14 5HQ.

Conflicts of interest, indemnification of Directors and contracts of significance

      The Board has adopted a policy and procedures relating to Directors' conflicts and potential conflicts of interest and can determine the terms of authorisation for such situations. The Board's powers to authorise conflicts are operating effectively and the procedures are being followed. A review of situational conflicts which have been authorised from time to time and the terms of those authorisations are undertaken by the Board annually.

The Articles provide that Directors are entitled to be indemnified out of the assets of HSBC Holdings against claims from third parties in respect of certain liabilities. Such provisions have been in place during the financial year but have not been utilised by the Directors. All Directors have the benefit of directors' and officers' liability insurance.

None of the Directors had, during the year or at the end of the year, a material interest, directly or indirectly, in any contract of significance with any HSBC company.

Corporate governance codes

HSBC is committed to high standards of corporate governance. HSBC has complied during 2013 with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council; and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the FCA and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the year, save that, on 10 January 2013, an independent non-executive Director disposed of an interest as beneficial owner in 500 units of euro-denominated preferred securities of €1,000 each issued by HSBC Capital Funding (Euro 2) L.P. before giving notification. All Directors have since been reminded of their obligations under the code of conduct for transactions in HSBC Group Securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014